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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          --------------------------

                                   FORM T-1

                        STATEMENT OF ELIGIBILITY UNDER
                     THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE
              Check if an Application to Determine Eligibility of
                    a Trustee Pursuant to Section 305(b)(2)
            -------------------------------------------------------

             U.S. BANK NATIONAL ASSOCIATION (Exact name of Trustee
                         as specified in its charter)

                                  31-0841368
                      I.R.S. Employer Identification No.

---------------------------------------- ---------------------------------------
          60 Livingston Avenue
           St. Paul, Minnesota                              55107
---------------------------------------- ---------------------------------------
(Address of principal executive offices)                 (Zip Code)
---------------------------------------- ---------------------------------------

                               Shannon M. Rantz
                        U.S. Bank National Association
                             60 Livingston Avenue
                              St. Paul, MN 55107
                                (651) 495-3850
           (Name, address and telephone number of agent for service)

                       Wachovia Auto Owner Trust 2006-A
                    (Issuer with respect to the Securities)

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               Delaware                               20-3319853
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  (State or other jurisdiction of
   incorporation or organization)         (I.R.S. Employer Identification No.)
---------------------------------------- ---------------------------------------
   c/o Wilmington Trust Company,
        as Owner Trustee
    Attention: Corporate Trust
         Administration
       Rodney Square North                            19890-1605
    1100 North Market Square
      Wilmington, Delaware
---------------------------------------- ---------------------------------------
(Address of Principal Executive Offices)              (Zip Code)
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              WACHOVIA AUTO OWNER TRUST 2006-A ASSET BACKED NOTES
                      (Title of the Indenture Securities)

                                   FORM T-1
                                   --------

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

           a) Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency Washington, D.C.

           b)   Whether it is authorized to exercise corporate trust powers.
                Yes

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

                 None

Items 3-15 Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

           1.  A copy of the Articles of Association of the Trustee.*

           2. A copy of the certificate of authority of the Trustee to commence business.*

           3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

           4.  A copy of the existing bylaws of the Trustee.*

           5.  A copy of each Indenture referred to in Item 4. Not applicable.

           6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

           7. Report of Condition of the Trustee as of March 31, 2006 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

       * Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.


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


                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of St. Paul, State of Minnesota on the 15th day of June, 2006.


                                            By:  /s/ Shannon M. Rantz
                                                 --------------------
                                                 Shannon M. Rantz
                                                 Vice President


By: /s/ Samil Sengil
    ----------------
    Samil Sengil
    Trust Officer


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



                                   Exhibit 6
                                   ---------

                                    CONSENT


     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated:  June 15, 2006


                                                     By:  /s/ Shannon M. Rantz
                                                          ----------------------
                                                          Shannon M. Rantz
                                                          Vice President




By:  /s/ Samil Sengil
     ----------------
     Samil Sengil
     Trust Officer

                                   Exhibit 7
                                   ---------
                        U.S. Bank National Association
                       Statement of Financial Condition
                                As of 3/31/2006

                                   ($000's)

                                                                    3/31/2006
                                                                    ---------
Assets
     Cash and Due from Depository Institutions                    $  7,050,967
     Securities                                                     39,215,391
     Federal Funds                                                   3,114,744
     Loans & Lease Financing Receivables                           135,184,791
     Fixed Assets                                                    1,737,385
     Intangible Assets                                              11,754,046
     Other Assets                                                   10,882,988
                                                                  ------------
     Total Assets                                                 $208,940,312

Liabilities
     Deposits                                                     $132,810,195
     Fed Funds                                                      12,304,517
     Treasury Demand Notes                                                   0
     Trading Liabilities                                               252,318
     Other Borrowed Money                                           28,673,468
     Acceptances                                                             0
     Subordinated Notes and Debentures                               6,432,494
     Other Liabilities                                               6,859,284
                                                                  ------------
     Total Liabilities                                            $187,332,276

Equity
     Minority Interest in Subsidiaries                            $  1,029,155
     Common and Preferred Stock                                         18,200
     Surplus                                                        11,804,040
     Undivided Profits                                               8,756,641
                                                                  ------------
         Total Equity Capital                                      $21,608,036

Total Liabilities and Equity Capital                              $208,940,312

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To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By: /s/ Shannon M. Rantz
    --------------------
    Shannon M. Rantz
    Vice President

Date:  June 15, 2006

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